Exhibit 99.1

HeadHunter Group PLC Signs Agreement to Acquire LLC Zarplata.ru

MOSCOW, Russia, November 24, 2020 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (HeadHunter or the “Company”) announces today that it has entered into a sale and purchase agreement to acquire LLC Zarplata.ru (“Zarplata”), an online recruitment platform operating in Russia.

On November 24, 2020, HeadHunter entered into a sale and purchase agreement to acquire 100% of the issued charter capital of LLC Zarplata.ru (“Zarplata”) from Hearst Shkulev Digital Regional Network B.V. for a total purchase price of ₽3.5 billion in cash subject to customary price adjustments at closing as well as limited post-closing escrow arrangements (“Acquisition”). The Federal Antimonopoly Service of Russia (“FAS”) has approved the Acquisition and completion is expected to occur by the end of January 2021, subject to customary closing conditions.

Transaction Rationale

Zarplata is a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Urals. It was formed by consolidating local city portals, which has created high local brand recognition and means that Zarplata has a significant share of organic traffic. Revenue generated by Zarplata in its key regions is comparable with HeadHunter’s revenue in those geographies. In 2019, Zarplata generated total revenue of ₽854 million according to Zarplata’s unaudited non-IFRS internal data. Based on the Company’s diligence of Zarplata to date, the Company has concluded that Zarplata’s revenue recognition policy is similar to IFRS, however there can be no assurance that this policy was applied consistently in historical periods.

The Company believes the Acquisition will accelerate HeadHunter’s development in key strategic areas such as increasing penetration in the Russian Regions and outreach to blue collars and SMAs.

Integration and Synergies

Zarplata will operate separately from HeadHunter and will remain accessible at its existing web address, www.zarplata.ru. It is currently anticipated that the Zarplata management team will remain in place and will continue to be involved in further operations.

Headhunter believes that the transaction offers significant synergy potential with an expectation that HeadHunter and Zarplata will align their sales, monetization and marketing strategies as well as product development.

Financing Considerations

The Acquisition will be financed with a new debt facility the terms and source of which remain undetermined. HeadHunter has various sources of financing for the Acquisition available to it, including open debt facilities at VTB Bank and the ability to access the Russian domestic debt capital markets by issuing ruble bonds via the ₽20 billion indefinite exchange bond program that HeadHunter established on MOEX in October 2020.

As of the date of this release, local rating agency ExpertRA assigned ‘ruAA’ credit rating to the Company with a stable outlook.

Conference Call

HeadHunter will host a conference call and webcast to discuss the Acquisition at 9:30 a.m. U.S. Eastern Time (5:30 p.m. Moscow time, 2:30 p.m. London time) today.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928338
UK (local):	+44 (0) 8444 819752
UK (toll free):	0800 279 6619
USA (local):	+1 646 741 3167
USA (toll free):	+1 877 870 9135
Russian Federation (local):	+7 495 249 9851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	8347003

Webcast: https://edge.media-server.com/mmc/p/zz4pb79h

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the closing of the Acquisition as well as the integration of the acquired business and related synergies, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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